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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14d-1
                               (Amendment No. 5)
                                      and

                        AMENDMENT NO. 10 TO SCHEDULE 13d
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               MAXTOR CORPORATION
                           (Name of Subject Company)
                           HYUNDAI ACQUISITION, INC.
                          a wholly owned subsidiary of
                          HYUNDAI ELECTRONICS AMERICA
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                                    K.S. YOO
                   CORPORATE PLANNING AND COORDINATION OFFICE
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                          SAN 138-1, AMI-RE, BUBAL-EUB
                            ICHON-KUN, KYOUNGKI-DO,
                                 467 860 KOREA
                               011-82-336-30-2683

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

I.H. CHUN                         BARTLEY C. DEAMER, ESQ.           ALAN C. MYERS, ESQ.
LEGAL DEPARTMENT                  LIOR O. NUCHI, ESQ.               RICHARD D. PRITZ, ESQ.
HYUNDAI ELECTRONICS               MCCUTCHEN, DOYLE                  SKADDEN, ARPS, SLATE,
INDUSTRIES CO., LTD.              BROWN & ENERSEN                   MEAGHER & FLOM
66, JEOKSEON-DONG, JONGRO-KU      THREE EMBARCADERO CENTER          919 THIRD AVENUE
SEOUL, KOREA                      SAN FRANCISCO, CA 94111           NEW YORK, NY 10022
011-82-2-398-4324                 (415) 393-2000                    (212) 735-3000

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------
                  $278,591,654.80                                      $55,718.34
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* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749 Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

Amount Previously Paid:      $55,718.34                      Filing Party:    Hyundai Acquisition, Inc.,
                                                                              Hyundai Electronics America,
                                                                              Hyundai Electronics Industries
                                                                              Co., Ltd., Hyundai Heavy
                                                                              Industries Co., Ltd., Hyundai
                                                                              Corporation and Hyundai Merchant
                                                                              Marine Co., Ltd.
Form of Registration No.     Schedule 14D-1 Issuer Tender    Date Filed:      November 8, 1995
                             Offer Statement and Amendment
                             No. 6 to Schedule 13D

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     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America ("Parent"), Parent, Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended, relating to the Purchaser's offer (the "Offer") to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation. HEI, HHI, HC and HMM also hereby amend and supplement their Statement on Schedule 13D, as amended, relating to the Shares.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

     (b-c) On December 29, 1995, Hyundai Electronics America ("HEA") and Maxtor Corporation ("Maxtor") entered into an agreement pursuant to which HEA agree to provide a $100 million revolving loan facility to Maxtor. This facility has been approved by the Special Committee of the Maxtor Board of Directors. Under the terms of the facility, HEA would make funds available to Maxtor for working capital purposes. The facility will be secured by a security interest in Maxtor's accounts receivable. All amounts drawn under the facility and not repaid would be due on the earlier of (i) April 10, 1996, (ii) 90 days after the consummation of the Merger under the Merger Agreement, (iii) termination of the Merger Agreement under Section 7.1(b)(i), or (iv) a person other than HEA or any of its affiliates acquiring control of more than 50% of the voting stock of Maxtor, merging with or into Maxtor or acquiring all or substantially all of Maxtor's assets.

     (f) The information set forth in the press release issued by Maxtor on January 3, 1996 and the Credit Agreement, copies which are attached hereto as Exhibits (a)(12) and (a)(13) to the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(12) Press Release, dated January 3, 1996.

     (a)(13) Credit Agreement between Maxtor Corporation and Hyundai Electronics America, dated December 29, 1995.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 4, 1996                         HYUNDAI ACQUISITION, INC.
                                               By: /s/ Y.H. KIM
                                                   -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                                   Officer
                                               HYUNDAI ELECTRONICS AMERICA
                                               By: /s/ Y. H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                                   Officer
                                               HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI CORPORATION
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI MERCHANT MARINE CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent

                                 EXHIBIT INDEX

                                                                                           PAGE
EXHIBIT NUMBER                                EXHIBIT NAME                                NUMBER
--------------  ------------------------------------------------------------------------  ------
    (a)(12)     Press Release, dated January 3, 1996. ..................................
    (a)(13)     Credit Agreement between Maxtor Corporation and Hyundai Electronics
                America, dated December 29, 1995. ......................................